April 4, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Sunlands Technology Group Form 20-F for the Year Ended December 31, 2021 Correspondence dated January 12, 2023 File No. 001-38423

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Nasreen Mohammed, Joel Parker, Alyssa Wall and Taylor Beech:

This letter sets forth the responses of Sunlands Technology Group (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 10, 2023.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff:

The Company respectfully submits in this letter its proposed amendments to the disclosures contained in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 27, 2022 (the “2021 Annual Report”) (with new language indicated by underlines and deleted language indicated by strike-through marks). The Company undertakes to include the proposed disclosures substantially as set forth below in its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”), subject to the Staff’s further review and comment with appropriate revisions and updates to reflect the Company’s circumstances at the time when it files the 2022 Annual Report.

Correspondence Filed January 12, 2023

Item 3. Key Information, page 1

1.       We note your response to comment 6 and proposed revised future disclosure. The disclosure regarding permissions or approvals should not be limited by materiality. Please make appropriate revisions to your disclosure. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors, aside from the CAC cybersecurity review. If you did not rely upon an opinion of counsel, please state as much an explain why such an opinion was not obtained. Lastly, where you disclose that you are not required to obtain permissions to offer securities or maintain your NYSE listing status, please revise to ensure your disclosure also states whether you are required to obtain such permissions to operate your business.

Response

In response to the Staff’s Comments, the Company intends to further revise the disclosure under “Licenses and Approvals” on page 63 as follows and include such revised disclosure prominently on page 2 of the 2021 Annual Report under “Item 3. Key Information.” The Company respectfully submits that the Company is not legally required under PRC laws and regulations to seek a formal legal opinion from an external counsel with respect to the necessity of permissions and approvals, which was concurred by its PRC legal counsel. Nonetheless, the Company has consulted with its PRC legal counsel as to the aforesaid matters and has relied upon the advice of its PRC legal counsel to support the relevant analysis and conclusions as disclosed in the 2021 Annual Report. The Company will also include comparable disclosure in the 2022 Annual Report.

Licenses and Approvals

As advised by our PRC legal counsel, we believe ~~O~~our PRC subsidiaries and the VIEs have obtained all ~~material~~ licenses and approvals explicitly required and necessary for our and the VIEs’ operations in China, except as disclosed in “Item 3. Key Information—3.D. Risk Factors-Risk Related to Our Business—We face risks associated with ~~our~~ the lack of a private school operating permit for ~~our~~ online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules”, “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We face regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs”, ~~and~~ “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—~~Our~~The failure to obtain and maintain other approvals, licenses, permits or filings applicable to our or the VIEs’ business could have a material adverse impact on our and the VIEs’ business, financial conditions and results of operations~~.~~,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations.”

The following table sets forth a list of ~~material~~ licenses and approvals, subject to further renewal, that our PRC subsidiaries and the VIEs are explicitly required to obtain and necessary ~~and have obtained~~ to carry out our and the VIEs’ operations in China as of the date of this annual report and none of such licenses and approvals obtained had been denied or rescinded.

License	Entity Holding the License	Status
Value-added telecommunications business license (ICP certificate)	Beijing Sunlands (VIE)	Obtained
	Beijing Yuanmashijie Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Fangtang Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Feibian Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Jiayan Online Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Xingui Online Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
Publication business operating license	Beijing Sunlands (VIE)	Obtained
	Wuhan Shangde (PRC subsidiary)	Obtained
	Wuhan Chengyun Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Fangtang Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Xiaoyan (VIE)	Obtained

	Wuhan Jiayan (VIE)	Obtained
	Beijing Feibian Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Baobian Consumer Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Chengdu Xin Ketang Culture Transmission Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Shuhan Fenglin Cultural Development Co. Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
License for the Production and Operation of Radio and Television Program	Beijing Sunlands (VIE)	Obtained
Food Business License	Beijing Feibian Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Baobian Consumer Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Shenzhen Baobian Consumer Technology Co., Ltd. (Subsidiary of a VIE)	Obtained

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we or any of the VIEs may be required to obtain additional licenses, permits, filings, registrations or approvals for business operations in the future. If we are or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, filings, registrations or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we or any of the VIEs had inadvertently concluded that such licenses, approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us or any of the VIEs to obtain such licenses, approval, permits, registrations or filings in the future, we or the relevant VIEs may be unable to obtain such necessary licenses, approvals, permits, registrations or filings in a timely manner, or at all, and such licenses, approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us or the relevant VIEs to fines and other regulatory, civil or criminal liabilities, and we or the relevant VIEs may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our or the VIEs’ business operation. For risks relating to licenses and approvals required for business operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business.”

As advised by our PRC legal counsel, under the currently effective PRC laws and regulations, except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations”, the Company, its subsidiaries and the VIEs are not subject to the permission requirements from the CAC with respect to their respective business operations, based on the fact that, as of the date of this annual report, none of the Company, its subsidiaries and the VIEs has been identified by any PRC governmental authority as an “critical information infrastructure operator” that will be subject to the CAC’s cybersecurity review requirements. However, there remain uncertainties on the interpretation and implementations of the Cybersecurity Review Measures and other laws and regulations regarding cybersecurity and data protection. If the CAC or other regulatory agencies subsequently require that their approvals be obtained for our or the VIEs’ respective data processing activities, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. For details, see “Item 3. Key Information—Recent Regulatory Development Draft Cybersecurity Measures.”

In addition, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. In connection with our prior overseas offerings and NYSE listing status, as of the date of this annual report, we (i) have not been required to obtain any permission from or complete any filing with the CSRC, and (ii) have not been required to go through a cybersecurity review by the CAC. As advised by our PRC legal counsel, under the currently effective PRC laws and regulations, we, as a company that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures, are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the NYSE, based on their consultation with competent government authorities. According to the press conference held by CSRC for the release of the Overseas Listing Trial Measures and the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, we, as a company that has been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures, are not required to complete the filing with the CSRC to maintain our listing status on the NYSE, but we may be required to undergo the filing procedures with the CSRC for our future offerings, listing or any other capital raising activities. Since the Overseas Listing Trial Measures were newly promulgated, there remain significant uncertainties surrounding the interpretation, application and enforcement of such measures. If we are required to complete the filing procedure with the CSRC under the Overseas Listing Trial Measures for any of our future offerings, listing or any other capital raising activities, it is uncertain whether we could complete such filing procedure as required in a timely manner, or at all, and such filings may be rescinded even if completed. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas and if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements.”

Summary of Risk Factors, page 2

2.       We note your summary risk factors and disclosure of risks related to doing business in China. Please revise to include cross-references to the relevant individual detailed risk factors in that section.

Response

In response to the Staff’s Comments, the Company intends to revise the Summary of Risk Factors on page 2 of the 2021 Annual Report as follows and include comparable disclosure in the 2022 Annual Report.

Risks Related to Doing Business in China

•	The approval, filing or other requirements of the China Securities Regulatory Commission, the Cyberspace Administration of China, or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. For details, please see page 27.

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. For details, please see page 28.

•	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China,

could adversely affect us. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs. For details, please see pages 28 to 29.

•	The PRC government’s significant oversight over our and the VIEs’ business operation in China could result in a material adverse change in our and the VIEs’ operations in China and the value of our ADSs. The Chinese government may intervene or influence our and the VIEs’ operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For details, please see page 29.

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws. For details, please see page 29.

•	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For details, please see pages 29 to 30.

•	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. For details, please see pages 34 to 35.

•	Our ADSs will be delisted and our ADSs and shares will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. For details, please see page 35.

•	The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023. For details, please see pages 35 to 36.

3.D. Risk Factors

Risks Related to Doing Business in China, page 27

3.       We note your response to comment 10 and your proposed revised disclosure. It appears that you did not rely upon an opinion of counsel with respect to your conclusion that you are compliant with PRC laws and regulations regarding data security. If true, state as much and explain why such an opinion was not obtained.

Response

The Company respectfully submits that it has not relied upon the opinion of its PRC legal counsel with respect to its conclusion that the Company is compliant with PRC laws and regulations regarding data security. The Company further submits that, as advised by its PRC legal counsel, the Company is not legally required under PRC laws and regulations to engage an external legal counsel to conduct a review of its cybersecurity, data protection, and privacy practices in the PRC. The PRC laws and regulations impose enhanced compliance requirements for critical information infrastructure operators; however, the Company has never been identified by the PRC regulators as a “critical information infrastructure operator” under the relevant cybersecurity laws and regulations. Nevertheless, the Company strives to adhere to heightened standards of cybersecurity and data privacy for the interests of its users and shareholders, and accordingly it has established compliance procedures and programs to identify and mitigate risks in this regard. As a result, the Company’s and the VIEs’ portal system, operation system and major mobile app have achieved scores of approximately 80 / 100 on tests conducted by independent third-party institutions, which speaks to effective measures adopted by the Company in compliance with applicable cybersecurity and data privacy laws and regulations. Therefore, the board of directors of the Company believes that the business operations of the Company and the VIEs do not violate any of the laws and regulations over cybersecurity and data privacy currently in force in any material aspect. However, should it become necessary or required under PRC laws and regulations, the Company will promptly engage external legal counsel to assess and provide an opinion on its compliance status with respect to cybersecurity and data privacy and disclose the findings of such review in accordance with SEC rules.

In response to the Staff’s Comments, the Company intends to further revise the risk factor on pages 15 to 16 of the 2021 Annual Report as follows. The Company will also include comparable disclosure in the 2022 Annual Report.

We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations.

……

These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of critical information infrastructure and the security of personal information protection. For details on regulations over cybersecurity, data protection and privacy in the PRC, see ~~See~~ “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection”.

Based on our understanding of the above PRC laws and regulations and assessment of our cybersecurity, data protection, and privacy practices, our and the VIEs’ business operations do not violate any of the above PRC laws and regulations currently in force in all material aspects except for the uncertainties as disclosed in this annual report. We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements; ~~However,~~ however, as these laws, regulations, announcements and provisions are relatively new, and the related implementation rules have not yet been promulgated, it remains uncertain how these laws, regulations, announcements and provisions will be implemented. For example, there have been no clarifications from the relevant authorities as to the standards for determining whether an activity is one that “affects or may affect national security”, thus uncertainties remain as to whether our or the VIEs’ data processing activities shall be subject to a cybersecurity review. In addition, it is uncertain whether we and the VIEs shall apply for a security assessment for their historical outbound data transfer which has been ceased as of the date of this annual report. We cannot assure you we can adapt our and the VIEs’ operations to ~~it~~ these laws, regulations, announcement and provisions in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on or obligations of us and the VIEs generating and processing personal information and other data. We and the VIEs may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in cybersecurity and data privacy resulting from the increased global focus on this area. To the extent that we need to alter our and the VIEs’ business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

……

Item 4. Information on the Company

Recent Regulatory Development Draft Cybersecurity Measures, page 45

4.       We note your revised disclosure in response to comment 14. Please further revise your disclosure that you are not currently required to obtain any permission from or complete any filing with the CAC in order for you to conduct a securities offering or maintain your listing status on the NYSE to also state, if true, that you are not required to obtain any permission from the CAC to conduct your business.

Response

In response to the Staff’s Comments, the Company intends to add the following paragraph to the disclosure under “Recent Regulatory Development Draft Cybersecurity Measures” on page 46 as follows and include such revised disclosure prominently under “Item 3. Key Information.” The Company will also include such disclosure prominently in the 2022 Annual Report.

As advised by our PRC legal counsel, Tian Yuan Law Firm, under the currently effective PRC laws and regulations, except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations”, the Company, its subsidiaries and the VIEs are not covered by permission requirements from the CAC (i) to conduct a security offering or maintain our listing status on the NYSE, or (ii) to conduct their respective business operations, on the following grounds: (i) our PRC legal counsel has consulted the competent government authorities which acknowledged that, under the currently effective PRC laws and regulations, a company that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or to maintain its listing status on the foreign stock exchange on which its securities have been listed; (ii) as of the date of this annual report, none of the Company, its subsidiaries and the VIEs has been identified by any PRC governmental authority as a “critical information infrastructure operator” that will be subject to the CAC’s cybersecurity review requirements. However, there remain uncertainties on the interpretation and implementations of the Cybersecurity Review Measures and other laws and regulations regarding cybersecurity and data protection. If the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings or for our or the VIEs’ respective data processing activities, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance may significantly limit or completely hinder our ability to continue to offer securities to investors, subject us to penalties, or cause us to alter our and the VIEs’ business model or practices and cause the value of such securities to significantly decline or be worthless.

Potential CSRC Approval Required for the Listing of our ADSs, page 46

5.       We note your response to comment 15 and your proposed revise disclosure. Please expand your discussion to state whether your subsidiaries are covered by permissions requirements from the CSRC.

Response

In response to the Staff’s Comments, the Company intends to further revise the disclosure under “Potential CSRC Approval Required for the Listing of our ADSs” on page 46 as follows and include such revised disclosure prominently under “Item 3. Key Information.” The Company will also include such disclosure prominently in the 2022 Annual Report.

Potential CSRC ~~Approval~~ Filing Required for the Listing of our ADSs

……

~~Moreover, on December 24, 2021,~~ On February 17, 2023, the CSRC ~~issued the Provisions of the State Council on the Administration~~ released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies ~~(Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments)~~, ~~collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that~~, or the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer ~~and~~ or list securities ~~in~~ overseas ~~markets~~, either in direct or indirect means, are required to report and file ~~the~~ required documents with the CSRC ~~within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty~~. On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days of the completion of fundraising activities on the same overseas capital market and shall make the required filing immediately after they submit the application for their listing or offering securities in other overseas capital markets. As advised by our PRC legal counsel, Tian Yuan Law Firm, as a group that has been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures, we, our subsidiaries and the VIEs are not required to complete the filing with the CSRC only to maintain our listing status on the NYSE. However, we, our subsidiaries or the VIEs may be required to conduct the filing procedures with the CSRS for our future offerings, listing or any other capital raising activities.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Sunlands Technology Group’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Sunlands Technology Group

By:	/s/ Lu Lv
Name: Lu Lv
Title: Chief Financial Officer

cc:	Li He
Davis Polk & Wardwell LLP